UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4 -1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-6326, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2005

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

September 27, 2005

Mitsubishi Tokyo Financial Group, Inc.

To whom it may concern:

We have been informed by UFJ Holdings, Inc., with which we are planning to merge on October 1, 2005, that it made public the attached information today. Since UFJ Holdings’ stock was delisted from the Tokyo Stock Exchange today in preparation for the above-referenced merger, UFJ Holdings is no longer able to make submissions via TDnet (Timely Disclosure network of the Tokyo Stock Exchange). Accordingly, we hereby submit the attached information via TDnet on behalf of UFJ Holdings.

The forward-looking statements and other information relating to UFJ Holdings, Inc. (such statements and information are hereafter referred to as the “Forward-Looking Statements”) contained in the attached information are not historical facts and include, reflect or are otherwise based upon, among other things, UFJ Holdings’ current projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, the result of operations, financial condition, its management in general and other future events.

Some Forward-Looking Statements represent targets that the UFJ Holdings’ management will strive to achieve through the successful implementation of its business strategies. Accordingly, they are inherently susceptible to uncertainties, risks and change in circumstances and are not guarantees of future performance. The company may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons.

For the important factors that could cause these differences, please see UFJ Holdings’ latest annual report or other disclosures publicly available.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the Forward-Looking Statements. Neither we nor UFJ Holdings are under any obligation – and expressly disclaim any obligation – to update or alter the Forward-Looking Statements, except as may be required by any applicable laws and regulations or stock exchange rules.

September 27, 2005

UFJ Holdings, Inc.

Revision of Non-consolidated and Consolidated Financial Forecasts for the Interim

Period ending September 30, 2005

UFJ Holdings, Inc. (“UFJ”) hereby gives notice that UFJ has revised its non-consolidated and consolidated financial forecasts for the interim period ending September 30, 2005, which was announced on May 25, 2005. Revised forecasts are as follows:

1. Non-consolidated forecast :

Billions of Yen	Operating Income	Ordinary Profit	Net Income
Prior Forecast (May 25, 2005)	16.0	9.0	9.0
Revised Forecast (Change)	16.0 (—)	9.0 (—)	375.0 (+366.0)
% Change	—	—	+4,066.7%

Reason for the revision

Due to the recovery in the profitability of UFJ Bank Limited (“UFJ Bank”), the value of the UFJ Bank shares that UFJ holds has increased. As a result, UFJ is expected to post an extraordinary gain as the amount in the reserves for investment losses related to UFJ Bank shares is reversed. Accordingly, UFJ revises its non-consolidated net income forecast as above.

2. Consolidated forecast :

Billions of Yen	Operating Income	Ordinary Profit	Net Income
Prior Forecast (May 25, 2005)	1,080.0	260.0	140.0
Revised Forecast (Change)	1,080.0 (—)	290.0 (+30.0)	335.0 (+195.0)
% Change	—	+11.5%	+139.3%

Reason for the revision

Ordinary profit and net income of UFJ Bank and UFJ Trust Bank Limited (“UFJ Trust”) are upwardly revised from the prior forecasts because of the larger than expected reversal of credit-related expenses. Accordingly, UFJ revises its consolidated ordinary profit and net income forecast as above.

Please refer to the Appendix regarding the financial forecasts of UFJ Bank and UFJ Trust.

Appendix

1. Financial Forecasts of UFJ Bank and UFJ Trust

UFJ Bank

	Revised Forecast			Prior Forecast (May 25, 2005)
	UFJ Bank Combined *1		Consolidated	UFJ Bank Combined *1		Consolidated
Billions of Yen	Non-consolidated			Non-consolidated
Business Profit before Net Transfer to General Reserve	310.0	280.0	—	280.0	280.0	—
Ordinary Profit	210.0	175.0	260.0	180.0	180.0	210.0
Net Income	350.0	315.0	330.0	125.0	130.0	145.0

Credit-related Expenses *2	240.0	240.0	—	65.0	70.0	—

UFJ Trust

	Revised Forecast			Prior Forecast (May 25, 2005)
	UFJ Trust Combined *1		Consolidated	UFJ Trust Combined *1		Consolidated
Billions of Yen	Non-consolidated			Non-consolidated
Business Profit before Net Transfer to General Reserve	36.0	36.0	—	35.0	35.0	—
Ordinary Profit	25.0	26.0	27.0	15.0	15.0	20.0
Net Income	17.0	18.0	7.0	5.0	5.0	(5.0)

Credit-related Expenses *2	6.0	6.0	—	(15.0)	(15.0)	—

UFJ Bank and UFJ Trust Combined

	Revised Forecast			Prior Forecast (May 25, 2005)
	Subsidiaries Combined *1			Subsidiaries Combined *1
Billions of Yen	Non-consolidated			Non-consolidated
Business Profit before Net Transfer to General Reserve	346.0	316.0		315.0	315.0
Ordinary Profit	235.0	201.0		195.0	195.0
Net Income	367.0	333.0		130.0	135.0

Credit-related Expenses *2	246.0	246.0		50.0	55.0

Notes to tables:

*1	Figures of “UFJ Bank Combined” include UFJ Bank, UFJ Strategic Partner, Co., Ltd. (“UFJSP”) and UFJ Equity Investments, Co., Ltd. (“UFJEI”). Figures of “UFJ Trust Combined” include UFJ Trust and UFJ Trust Equity, Co., Ltd. (“UFJTE”).

In the past, UFJ disclosed the combined figures as simple aggregate of UFJ Bank (or UFJ Trust) and their subsidiaries mentioned above. However, at the liquidation of UFJEI, UFJEI transferred stocks to UFJ Bank and paid liquidation dividend to UFJ Bank. Therefore, in these revised forecasts, UFJ discloses combined figures excluding the internal transactions between UFJ Bank and UFJEI. (Internal transactions between UFJ Trust and UFJTE are also excluded from figures of “UFJ Trust Combined”)

*2	Positive figures of Credit-related Expenses (including collection of written-off claims) mean that gains from reversal are posted.

(1)	Business Profit Before Net Transfer to General Reserve

Business profit before net transfer to general reserve of UFJ Bank and UFJ Trust combined (non-consolidated basis) is expected to be Yen 346.0 billion, which is revised from Yen 315.0 billion because UFJ Bank received a liquidation dividend from UFJEI. Excluding internal transactions, business profit before net transfer to general reserve of UFJ Bank and UFJ Trust combined (subsidiaries combined basis) will be approximately the same level (Yen 316.0 billion) as the prior forecast (Yen 315.0 billion).

(2)	Credit-related Expenses

Credit-related expenses of UFJ Bank and UFJ Trust combined (subsidiaries combined basis) are revised to a reversal of Yen 246.0 billion from the previously forecast Yen 55.0 billion reversal. The reversal from reserves for large borrowers will be frontloaded as UFJ accelerated the improvement of its loan portfolio in the first half of fiscal 2005.

(3)	Ordinary Profit, Net Income

Ordinary profit and net income of UFJ Bank and UFJ Trust combined (subsidiaries combined basis) are revised to Yen 201.0 billion and Yen 333.0 billion from Yen 195.0 billion and Yen 135.0 billion respectively, mainly due to the increase in reversal of credit-related expenses. The increase in the forecast of ordinary profit is larger than that of net income mainly due to the larger reversal from the reserves for credit losses, which will be posted as extraordinary gains.

2. BIS Risk Adjusted Capital Ratio

	Revised Forecasts *1	Prior Forecasts (August 8, 2005) *2
UFJ Holdings (consolidated)	Appx. 11.0%	Appx. 10.5%
UFJ Bank (consolidated)	11.0% to 11.5%	10.5% to 11.0%
UFJ Trust (consolidated)	12.5% to 13.0%	12.0% to 12.5%

Notes to table

*1	The impact of redemption of Yen 100,000 million perpetual unsecured subordinated bonds subscribed by the Resolution and Collection Corporation, which is announced today, has been reflected.
*2	The prior forecasts were announced in the consolidated financial information for the 1st quarter of the fiscal year ending March 31, 2006.